NOTICE OF ANNUAL MEETING OF SHAREHOLDERS &
MANAGEMENT INFORMATION CIRCULAR

June 8, 2012

JAGUAR MINING INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the holders of common shares (the "Shareholders") of Jaguar Mining Inc. (the "Corporation") will be held at the Fairmont Royal York, 100 Front Street, Toronto, Ontario, Canada, on Friday, June 29, 2012 at 10:00 a.m. (Eastern Standard Time) for the following purposes:

1.	to receive and consider the consolidated financial statements of the Corporation for its financial year ended December 31, 2011, together with the report of the auditors thereon;

2.	to elect the directors for the ensuing year;

3.	to reappoint the auditors of the Corporation for the ensuing year and authorize the directors to fix their remuneration; and

4.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Board of Directors of the Corporation has fixed the record date as of May 30, 2012 for the purposes of determining Shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment thereof. Registered Shareholders who are unable to attend the Meeting in person are entitled to be represented by proxy and are requested to properly complete, sign, date and return the form of proxy accompanying this Notice of Meeting in the envelope provided for that purpose. In order to appoint a proxy nominee to represent, attend and act on behalf of a Shareholder at the Meeting, Shareholders must properly complete, sign and date the accompanying form of proxy and deposit the form of proxy with Computershare Investor Services Inc., the Corporation's registrar and transfer agent, at the address set out in the accompanying form of proxy no later than 10:00 a.m. (Eastern Standard Time) on June 27, 2012, or at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used. Beneficial Shareholders who receive the form of proxy or other voting instruction form directly from the Corporation or through an intermediary must deliver their proxy or voting instruction form, as applicable, in strict accordance with the instructions set out therein.

Shareholders who are unable to attend the Meeting in person are urged to complete, sign, date and return the form of proxy or voting instruction form, as applicable, in accordance with the instructions set out therein to Computershare Investor Services Inc. as soon as possible so that as large a representation as possible may be had at the Meeting.

DATED at Belo Horizonte, Minas Gerais, this 8th day of June, 2012.

BY ORDER OF THE BOARD OF DIRECTORS OF JAGUAR MINING INC.

GARY E. GERMAN

Gary E. German Chairman of the Board of Directors

TABLE OF CONTENTS

APPOINTMENT AND REVOCATION OF PROXIES	1
VOTING AND EXERCISE OF DISCRETION BY PROXIES	3
RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	3
INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON	3
PARTICULARS OF MATTERS TO BE ACTED UPON	4
APPOINTMENT AND REMUNERATION OF AUDITOR	6
STATEMENT OF EXECUTIVE COMPENSATION	7
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	27
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS	27
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	28
MANAGEMENT CONTRACTS	28
DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION	28
OTHER BUSINESS	29
CORPORATE GOVERNANCE DISCLOSURE	29
ADDITIONAL INFORMATION	35
APPROVAL	35

i

JAGUAR MINING INC.

Rua Levindo Lopes 323

Funcionários, Belo Horizonte, Minas Gerais
CEP 30140-170, Brazil

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular, including all exhibits hereto (the "Circular"), is furnished in connection with the solicitation by the management of Jaguar Mining Inc. (the "Corporation" or "Jaguar") of proxies to be used at the annual meeting of holders of common shares (the "Shareholders") of the Corporation or any and all adjournments or postponements thereof (the "Meeting") to be held at 10:00 a.m. (Eastern Standard Time) on June 29, 2012 (the "Meeting Date") at the Fairmont Royal York, 100 Front Street, Toronto, Ontario, Canada for the purposes set forth in the accompanying notice of meeting.

APPOINTMENT AND REVOCATION OF PROXIES

General

The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone, e-mail, internet, facsimile or other means of communication by regular employees, officers, directors and agents of the Corporation. The Corporation will be using the services of Kingsdale Shareholder Services Inc. (“Kingsdale”) to provide the following services in connection with the Meeting: review and analysis of the information circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing shareholder proxies, and the solicitation of proxies including contacting Shareholders by telephone. If you need assistance completing your form of proxy or voting instruction form, please contact Kingsdale, toll-free, in North America at 1-866-581-1479, or collect call outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com. The Corporation expects to pay approximately Cdn.$50,000 for Kingsdale’s services plus charges for any telephone calls. The Corporation will reimburse investment dealers, banks, custodians, nominees and other fiduciaries for permitted fees and costs incurred by them in mailing soliciting materials to the beneficial owners of common shares (the "Shares") of the Corporation. Except as otherwise stated, the information contained herein is given as of May 30, 2012.

Only a Shareholder whose name appears on the certificate(s) representing its Shares (a "Registered Shareholder") or its duly appointed proxy nominee is permitted to vote at the Meeting. You are a non-registered Shareholder (a "Non-Registered Shareholder") if you are a Shareholder whose Shares are registered in the name of an intermediary, such as an investment dealer, bank, trust company, trustee, custodian, or other nominee, or a clearing agency in which the intermediary participates.

1

These security holder materials are being sent to both Registered Shareholders and Non-Registered Shareholders. If you are a Non-Registered Shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the securities on your behalf.

Non-Registered Shareholders who have not objected to their intermediary disclosing certain information about them to the Corporation are referred to as "NOBOs", whereas Non-Registered Shareholders who have objected to their intermediary disclosing ownership information about them to the Corporation are referred to as "OBOs". In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has elected to send the Notice of Meeting, this Circular and the related form of proxy or voting instruction form (collectively, the "Meeting Materials") directly to the NOBOs, and indirectly to the OBOs through their intermediaries. By choosing to send the Meeting Materials directly to NOBOs, the Corporation (and not the intermediary holding Shares on behalf of the NOBOs), has assumed responsibility for (i) delivering the Meeting Materials to the NOBOs, and (ii) executing their proper voting instructions.

Registered Shareholders

The proxy nominees named in the form of proxy accompanying this Circular are directors or officers of the Corporation. A Shareholder desiring to appoint some other person (who need not be a Shareholder) to represent, attend and act on behalf of the Shareholder at the Meeting may do so either by inserting such person's name in the blank space provided in that form of proxy or by completing another proper form of proxy. In either case, the proxy must be properly completed, signed, dated, and deposited with Computershare Investor Services Inc. ("Computershare"), the Corporation's registrar and transfer agent, at the address indicated on the enclosed envelope so that it is received prior to 10:00 a.m. (Eastern Standard Time) on June 27, 2012, or at least 48 hours, excluding Saturday, Sundays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used.

Non-Registered Shareholders

If you are a NOBO, please complete and return the voting instruction form (as opposed to the form of proxy) accompanying this Circular as specified in the voting instruction form.

If you are an OBO, the intermediary holding the Shares on your behalf is required to forward the Meeting Materials to you (unless you have waived your right to receive them) and to seek your instructions as how to vote your Shares in respect of each of the matters described in this Circular to be voted on at the Meeting. Each intermediary has its own procedures which should be carefully followed by Non-Registered Shareholders who are OBOs to ensure that their Shares are voted by the intermediary on their behalf at the Meeting. The instructions for voting will be set out in the form of proxy or voting instruction form provided by the intermediary. OBOs should contact their intermediary and carefully follow the voting instructions provided by such intermediary. Alternatively, OBOs who wish to vote their Shares in person at the Meeting may do so by appointing themselves as the proxy nominee by writing their own name in the space provided on the form of proxy or voting instruction form provided to them by the intermediary and following the intermediary's instructions for return of the executed form of proxy or voting instruction form.

2

Revocation of Proxies

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the Shareholder or by his or her attorney authorized in writing, and deposited either: (i) with the Corporation or Computershare no later than 10:00 a.m. (Eastern Standard Time) on June 28, 2012 or the last business day preceding the day of any adjourned or postponed Meeting; or (ii) with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting.

VOTING AND EXERCISE OF DISCRETION BY PROXIES

Shares represented by proxy will be voted for, or withheld from voting in respect of, each of the matters described herein in accordance with the instructions of Shareholders on any ballot that may be called for and, if a Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. IN THE ABSENCE OF SUCH SPECIFICATION OF VOTING PREFERENCE, SUCH SHARES SHALL BE VOTED "FOR" EACH OF THE MATTERS SET FORTH IN THIS CIRCULAR. The form of proxy accompanying this Circular confers discretionary authority upon the proxy nominees named therein with respect to amendments or variations to matters identified in the Notice of Meeting accompanying this Circular, or other matters which may properly come before the Meeting. At the date of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting, the Shares represented by proxies in favour of the proxy nominees named in the form of proxy will be voted on such matters in accordance with the best judgment of such proxy nominee.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Shares. The Shares are listed on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol "JAG". As of May 30, 2012, the Corporation had 84,409,648 Shares issued and outstanding, with each Share carrying the right to one vote.

In accordance with applicable laws, the board of directors of the Corporation (the "Board") has provided notice of and fixed the record date as of May 30, 2012 (the "Record Date") for the purposes of determining Shareholders entitled to receive notice of, and to vote at, the Meeting, and has obtained a list of all persons who are Registered Shareholders at the close of business on the Record Date and the number of Shares registered in the name of each Registered Shareholder on that date. Each Registered Shareholder as at the close of business on the Record Date will be entitled to receive notice of the Meeting and will be entitled to one vote at the Meeting for each Share registered in his or her name as it appears on the list.

To the best of the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10 percent or more of the voting rights attached to any class of outstanding voting securities of the Corporation, as of May 30, 2012.

INTEREST OF CERTAIN PERSONS AND COMPANIES
IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Corporation at any time since the beginning of the 2011 fiscal year, no proposed nominee for election as a director of the Corporation, and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the appointment of auditors.

3

particulars of matters to be acted upon

Election of Directors

At the Meeting, Shareholders will be asked to elect John Andrews, who was appointed as a director by the Board on November 4, 2011, and Richard Falconer, who was appointed as a director by the Board on May 22, 2012, and to re-elect Andrew Burns, Gilmour Clausen, Gary E. German and Anthony F. Griffiths to the Board (the "Nominees"). Neither William E. Dow, who resigned as a director of the Corporation on May 23, 2012, nor Daniel R. Titcomb, who resigned as a director of the Corporation on May 31, 2012, has been nominated for re-election to the Board.

In accordance with its authority, the Board has determined that the number of directors to be elected at the Meeting, to serve until the next annual meeting of Shareholders or until a successor is elected or appointed, is six. Unless such authority is withheld, the management nominees named in the accompanying form of proxy intend to vote "FOR" the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director, but, if that should occur for any reason prior to the Meeting, the management nominees named in the accompanying form of proxy reserve the right to vote for another person as a director in their discretion unless authority to vote in the election of directors is withheld. Each director elected will hold office until the close of business at the next annual meeting of the Shareholders or until his successor is elected or appointed, provided that such director does not receive a greater number of votes "withheld" than votes "FOR", as described below. To be effective, the resolution must be approved by a majority of the votes cast by Shareholders represented in person or by proxy on the matter at the Meeting.

It is the policy of the Board that in an uncontested election of directors, any nominee who receives a greater number of votes "withheld" than votes "FOR" will tender a resignation to the Chairman of the Board promptly following the Meeting. The Corporate Governance Committee will consider the offer of resignation and, except in special circumstances, will be expected to recommend that the Board accept the resignation. The Board will make its decision and announce it in a press release within 90 days following the Meeting, including the reasons for rejecting the resignation, if applicable.

The table below sets forth for each Nominee (i) their name, (ii) their principal occupations, businesses or employments, (iii) the province or state and country where they reside, (iv) whether they are an independent director, (v) all major positions and offices with the Corporation now held by each of them, including committees on which they serve, (vi) the period of their service as directors of the Corporation, and (vii) the number of voting securities of the Corporation or any subsidiary of the Corporation beneficially owned, controlled or directed, directly or indirectly, by each of them.

4

Nominees to the Board

Name, Principal Occupation (and company if other than the Corporation) and Province/State and Country of Residence	Position(s) with the Corporation	Director Since	Shares Beneficially Owned, Directly or Indirectly, Controlled or Directed(1)
John Andrews(2)(3) Independent business consultant Principal owner of Andrews PGM Consulting Nevada, USA Independent Director	Director Office of the Chairman(5)	November 4, 2011	None
Andrew C. Burns(6)(7) Independent business consultant Ontario, Canada Independent Director	Director	August 6, 2004	41,000 Shares 290,000 stock options
Gilmour Clausen(2)(4)(6)(7) President and Chief Executive Officer of Augusta Resource Corporation (junior natural resource and mining) Colorado, USA Independent Director	Director Office of the Chairman(5)	May 12, 2005	41,000 Shares 290,000 stock options
Richard Falconer Vice Chairman and Managing Director at CIBC World Markets Inc. prior to retiring from such positions Ontario, Canada Independent Director	Director	May 22, 2012	None
Gary E. German(2)(3)(4)(6) President, Old Saw Mill Investments Inc. (corporate advisor and engineer) Ontario, Canada Independent Director	Director Chairman of the Board Office of the Chairman(5)	September 26, 2003	173,076 Shares 290,000 stock options
Anthony F. Griffiths(3)(6)(7) Independent business consultant Ontario, Canada Independent Director	Director	May 20, 2004	119,675 Shares 220,000 stock options
(1)	The information as to Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective Nominees individually.
(2)	Member of the Health, Safety and Environmental Committee. Mr. Andrews is Chairman of the Health, Safety and Environmental Committee.
(3)	Member of the Compensation Committee. Mr. Griffiths is Chairman of the Compensation Committee.
(4)	Was a member of the Special Committee charged with oversight of the Corporation's strategic review process announced in November 2011. Mr. Clausen was Chairman of the Special Committee. The strategic review process was terminated on May 8, 2012 and the Special Committee has been dissolved.
(5)	Upon Mr. Titcomb ceasing to be the President and Chief Executive Officer of the Corporation on December 6, 2011, the Office of the Chairman was established to fulfill the duties of the Chief Executive Officer.
(6)	Member of the Audit Committee. Mr. Burns is Chairman of the Audit Committee.
(7)	Member of the Corporate Governance Committee. Mr. Clausen is Chairman of the Corporate Governance Committee.

Except as set forth below:

(a)	no Nominee is, as of the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive dates (each an "order") that was issued while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that Nominee was acting in the capacity as director, chief executive officer or chief financial officer;

5

(b)	no Nominee is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)	no Nominee has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee; and

(d)	no personal holding company of any Nominee is, or has been, as applicable, subject to the foregoing during the applicable time periods.

Mr. Griffiths was a director of Brazilian Resources, Inc. ("Brazilian") until June 30, 2004. On June 10, 2003, the TSX Venture Exchange suspended trading of Brazilian's common stock as a result of a cease trade order issued by the British Columbia Securities Commission and the Ontario Securities Commission for Brazilian's failure to file financial statements on a timely basis. These cease trade orders were lifted by the British Columbia Securities Commission on July 8, 2003, and by the Ontario Securities Commission on July 29, 2003. The TSX Venture Exchange trading suspension was lifted on October 16, 2003.

Mr. Griffiths was a director of Slater Steel Inc., which operated under the protection of the Companies' Creditors Arrangement Act (Canada) in an orderly wind-down and realization in 2004.

No Nominee has been subject to any penalties or sanctions imposed by a court or regulatory body relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority.

APPOINTMENT AND REMUNERATION OF AUDITOR

Management proposes to reappoint KPMG LLP, Chartered Accountants ("KPMG"), as the auditors of the Corporation and proposes that the Shareholders authorize the directors to fix the remuneration of the auditors. Unless such authority is withheld, the management proxy nominees named in the accompanying form of proxy intend to vote "FOR" the reappointment of KPMG as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration. KPMG has acted as the Corporation's auditors since March 2002. To be effective, such resolution must be approved by a majority of the votes cast by Shareholders represented in person or by proxy on the matter at the Meeting.

6

STATEMENT OF EXECUTIVE COMPENSATION

The purpose of this section is to describe the Corporation's executive compensation philosophy relating to compensation of each of the Chief Executive Officer, Chief Financial Officer and each of the Corporation's other three most highly compensated executive officers for the 2011 financial year, the Named Executive Officers ("NEOs") as required by Form 51-102F6 under National Instrument 51-102 – Continuous Disclosure Obligations. Daniel R. Titcomb, James M. Roller, Lúcio Cardoso, Adriano Nascimento and Cleber Moreira Macedo are all of the Corporation's NEOs for 2011. Mr. Titcomb acted as the Corporation's President and Chief Executive Officer in 2011 until December 6, 2011. Mr. Roller acted as the Corporation's Chief Financial Officer in 2011 and continues to act in that role. Mr. Cardoso acted as the Corporation's Chief Operating Officer in 2011 and retired from the Corporation effective January 31, 2012. Mr. Nascimento acted as the Corporation's Vice President of Exploration and Engineering in 2011 and retired from the Corporation effective December 31, 2011. Mr. Macedo acted as the Corporation's Vice President of Corporate Management beginning on June 29, 2011 and continued to act in that role for the remainder of 2011. He resigned from the Corporation effective May 31, 2012.

Compensation Discussion and Analysis

The Board administers the Corporation's executive compensation policy with advice from the Compensation Committee. The Compensation Committee is responsible for ensuring that the Corporation has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of certain of the Corporation's executive officers. The Compensation Committee ensures that total compensation paid to all NEOs is fair, reasonable and consistent with the Corporation's compensation philosophy.

For additional details regarding the Compensation Committee, see "Board Committees – Compensation Committee" under "Corporate Governance Disclosure" below.

Compensation Philosophy and Approach

The Corporation's compensation policies and practices are based on the following objectives and fundamental principles:

•	executives should receive compensation that is competitive in value and structure with the compensation paid by companies of similar size and stature, but the Corporation should not pay excessively;

•	the compensation policy should attract, motivate and retain individuals who are highly qualified, experienced, and who will perform according to their individual and corporate objectives;

•	emphasis should be placed on providing incentive compensation to executives to align their interests with what is in the best interests of the Corporation instead of copying the compensation practices of competitors and other companies in the industry;

•	compensation should be based on the Board's consideration of the Corporation's desired performance and the recommendations of the Compensation Committee instead of developing specific formulae that assign weighting to each element of compensation;

•	the goals and performance objectives of the NEOs should be aligned with maximizing long term shareholder value; and

7

•	compensation should be significantly performance based, linking compensation criteria directly to operation and market performance of the Corporation.

The Compensation Committee reviews industry standards and considers the recommendations of consultants in developing compensation recommendations for executive officers. The Compensation Committee also relies on the experience of its members as officers and/or directors of other companies in assessing compensation levels, as well as the general knowledge of its members regarding compensation practices of public companies.

The Compensation Committee has since 2005 retained 3XCD Inc. ("3XCD") as its compensation consultant to review the compensation of the Corporation's executive officers. On an annual basis, 3XCD provides comparative analyses of market compensation data reflecting pay levels and practices of various companies that are equivalent or slightly larger in size and complexity to the Corporation and that operate within the mining and exploration and development industry. These companies are used as the Corporation's peer group because they have similar business characteristics or because they compete with the Corporation for employees and investors. Such companies include Alamos Gold Inc., AuRico Gold Inc. (formerly Gammon Gold Inc.), Aurizon Mines Ltd., B2 Gold Corporation, Eldorado Gold Corporation, European Goldfields Ltd., Exeter Resource Corporation, Golden Star Resources Ltd., IAMGOLd Corporation, New Gold Inc., Northgate Minerals Corporation, Orvana Minerals Corporation, Osisko Mining Corporation and Semafo Inc. Using this data, 3XCD analyzes the competitive compensation position of the Corporation against its peer group and provides executive base salary recommendations to the Corporation. The Corporation does not set compensation by setting specific benchmarks in relation to its peer group, but rather uses such information as a general guide to assist in setting compensation levels.

Executive Compensation – Related Fees

The aggregate fees billed by 3XCD for services related to determining the compensation for the Corporation's directors and executive officers was US$43,589 in 2011 and US$107,388 in 2010.

All Other Fees

No fees were billed by 3XCD for other services in 2011 or 2010.

Short Term Compensation

Short term compensation consists of base salary and performance bonus components (Short Term Incentive Plan) and executive performance bonuses are only awarded if the Corporation meets certain general goals and the executive meets specific goals.

Base Salary

The Compensation Committee and the Board approved the salary ranges for the NEOs, with the exception of Mr. Macedo, whose salary range was determined by management. The base salary amount for each NEO is determined by reference to an assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as management effectiveness, experience, responsibility and proven or expected performance of the particular individual. Comparative data for the Corporation's peer group is also accumulated from a number of external sources including 3XCD in 2011, 2010 and 2009. The Compensation Committee, using this information together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all NEOs. In 2008, the Corporation set a policy that annual base salary compensation is determined as of each successive July 1. The salaries paid to each of the NEOs in 2011, 2010 and 2009 are set forth in the "Summary Compensation Table" below.

8

President and Chief Executive Officer. Effective October 1, 2003, the Corporation entered into a written employment agreement with Daniel R. Titcomb to serve as Chief Executive Officer and President of the Corporation. The agreement, as amended, entitled Mr. Titcomb to an annual salary and consideration for subsequent annual increases in base salary consistent with comparable companies and industry practice. From July 1, 2009 to the termination of his employment, Mr. Titcomb's annual base salary was US$444,960 per year.

Chief Financial Officer. Effective March 1, 2005, the Corporation entered into a written employment agreement with James M. Roller to serve as Chief Financial Officer of the Corporation. The agreement, as amended, entitles Mr. Roller to an annual salary and consideration for subsequent annual increases in base salary consistent with comparable companies and industry practice. Beginning on July 1, 2011, Mr. Roller's annual base salary was increased to US$300,000 from US$263,500. Since 2010, the Corporation has agreed to pay a portion of Mr. Roller’s annual base salary in U.S. dollars and a portion in Brazilian reais.

Other NEOs. Since October 1, 2003, the Corporation has had a written agreement with IMS Engenharia Mineral Ltda. (as successor to IMS Empreendimentos Ltda.) (as the context may require, "IMS") pursuant to which, among other things, Lúcio Cardoso served as Vice President of Operations of the Corporation and Adriano Nascimento was Vice President of Exploration and Engineering of the Corporation (the "Implementation and Operation Service Agreement"). The Implementation and Operation Service Agreement was restated in 2008 to provide that Mr. Cardoso would serve as Chief Operating Officer of the Corporation, with Mr. Nascimento continuing in his capacity as Vice President of Exploration and Engineering. Since July 1, 2009, Mr. Cardoso's annual base salary has been US$324,000 and Mr. Nascimento’s annual base salary has been US$233,280. Mr. Macedo was promoted to Vice President of Corporate Management on June 29, 2011 and, as a result, his annual base salary for the year was increased from US$219,425 to US$284,885 with effect from January 1, 2011.

Short Term Incentive Plan

The Corporation has developed a Short Term Incentive Plan ("STIP") to motivate and award executives for the achievement of short term corporate goals. With the advice and assistance of 3XCD, the Corporation has developed a set of performance criteria for assessing each NEO. The Board approves targeted amounts of STIP for each NEO at the beginning of each financial year. The principal objectives or targets under the STIP include qualitative, production, production costs, financial, timeliness of projects, upgrade of resources to reserves, new resource discovery and share liquidity components. The targeted amounts determined by the Compensation Committee take into account an assessment of compensation levels as reported within the Corporation's peer group. The Corporation believes that these components while established annually, also address sustained corporate performance. The Corporation limits payouts to reasonable amounts in an effort to ensure that short term, annual performance is not placed ahead of the long term viability and success of the Corporation.

The employment agreements for each of the NEOs provide that the respective NEOs are entitled to participate in the STIP, with the exception of Mr. Macedo, who was eligible to participate in the profit sharing plan of Mineração Serras do Oeste Ltda., a wholly owned subsidiary of the Corporation ("MSOL"). The table below sets forth the percentage of the amount attributed to quantitative and qualitative measures for each NEO except Mr. Macedo.

9

NEO	Qualitative %	Quantitative %
Daniel R. Titcomb	25	75
James M. Roller	50	50
Lúcio Cardoso	30	70
Adriano Nascimento	67	33

The quantitative targets or performance are based on corporate results such as market capitalization, ounces of gold sold and operating costs. Qualitative performance is based on the executive's role and individual performance such as relationships with key stakeholders and achievement of operating and development objectives. An executive that satisfies his performance target will receive a specific payment measure. The range of possible target bonus amounts are 30% to 60% of an NEO's base salary. There is no guarantee minimum bonus amount. The Corporation believes that in many instances near achievement of a quantitative goal can increase value for Shareholders. In addition, the Corporation believes that performance exceeding the quantitative goal is greatly desirable and will often create value to both the Corporation and its Shareholders by creating the opportunity to capture market capitalization not yet realized through net asset valuation and other factors. In this regard, performance of near achievement of the particular quantitative goal will result in a partial payment and performance in excess of the quantitative goal will result in an above target payment. The possible bonus amounts could be up to twice the target bonus if the qualitative performance goals are exceeded. In 2011, each of the NEOs was eligible to receive a STIP award in respect of their performance during the 2010 year, with the exception of Mr. Macedo. The STIP awards paid to the NEOs in each of 2011, 2010 and 2009 are set forth in the "Summary Compensation Table" below.

Long Term Incentive Compensation

The Corporation believes that security based compensation arrangements and similar plans are a critical component of the Corporation's compensation arrangements and are necessary and vital to attracting and retaining key individuals. The Corporation also believes that these plans promote a greater alignment of interests between the plan participants and Shareholders of the Corporation and assist in attracting and retaining qualified individuals. The Corporation currently has an option plan, a restricted share unit plan, a share appreciation rights plan and a deferred share unit plan, each of which are discussed herein. The Board, based on recommendations of the Compensation Committee, approves grants of options, restricted share units, deferred share units and/or share appreciation rights in any given year, as well as any amendments to the security based compensation plans of the Corporation.  The amount and terms of outstanding options, restricted share units, deferred share units and share appreciation rights and the number of outstanding Shares (in the case of options) are taken into account from time to time when determining whether to grant any further security based compensation.

Stock Options

The Corporation adopted a Stock Option Plan (the "Stock Option Plan") in 2003 that remains in effect. Pursuant to the Stock Option Plan, stock options to purchase Shares may be granted by the Board in its discretion to directors, officers, employees and consultants of the Corporation and its subsidiaries in order to sustain a commitment to long-term profitability and to maximize Shareholder value. Grants of options are based on a variety of factors, such as the need to attract or retain key individuals, competitive market conditions and internal equity, including past grants.

10

In 2011, the Corporation granted the following stock options to its NEOs pursuant to its Stock Option Plan.

NEO	Number of Options Granted	Exercise Price	Expiry Date
Lúcio Cardoso(1)	100,000	Cdn.$6.28	15-Sep-16
Cleber Moreira Macedo	Nil	N/A	N/A
Adriano Nascimento(1)	100,000	Cdn.$6.28	15-Sep-16
James M. Roller	100,000	Cdn.$6.28	15-Sep-16
Daniel R. Titcomb(2)	130,000	Cdn.$6.28	15-Sep-16
(1)	These options held by Messrs. Cardoso and Nascimento will expire 90 days from January 31, 2013 and December 31, 2012, respectively, being the expiry dates of the consulting agreements that they entered into following their retirement from the Corporation.
(2)	As Mr. Titcomb resigned from the Board on May 31, 2012, these options will expire 90 days from the date of his resignation.

The number of stock options that are issuable under the Stock Option Plan as of May 30, 2012 is 439,215.

See "Outstanding Share-Based Awards granted and Option-Based Awards" table below for further information regarding the issuance of options to NEOs.

The Corporation is furnishing the following information concerning the Stock Option Plan as required by Section 613(g) of the TSX Company Manual.

(i) The Stock Option Plan permits the granting of stock options to directors, officers and employees of, and consultants to, the Corporation and its subsidiaries.

(ii) Options to purchase an aggregate of 10,500,000 Shares are authorized for issuance pursuant to the Stock Option Plan. Options granted and not exercised are considered not issued for this purpose. As of May 30, 2012, a total of 11,571,104 stock options had been granted, of which 1,510,319 had expired without being exercised. Of the options that had been granted as of such date 6,145,785 options had been exercised. Therefore, as of May 30, 2012, a total of 3,915,000 Shares remain issuable under outstanding options representing approximately 4.6% of the outstanding Shares.

(iii) The Stock Option Plan sets the following limitations: (a) the number of Shares issued to insiders within a one-year period may not exceed 10% of the outstanding Shares, and (b) the number of Shares issued to any one insider or such insider's associates within a one-year period may not exceed 5% of the outstanding Shares.

(iv) The number of options that are reserved for issuance to any one person under the Stock Option Plan may not result in such person beneficially owning in excess of 5% of the outstanding Shares, which as of May 30, 2012, is 4,220,482 Shares.

11

(v) The exercise price for Shares issued upon exercise of options is equal to the weighted average trading price of the Shares for the ten (10) trading days immediately preceding the grant of the option on which trading actually occurred or, alternatively, the Board may in its discretion set the exercise price as the price of the Shares on the last day preceding the date of grant, subject to the approval of the TSX, if required. For the purposes of determining the exercise price under the Stock Option Plan, the TSX is deemed to be the principal exchange on which the Shares are listed and posted for trading.

(vi – viii) The Corporation currently has no security purchase arrangement and no stock appreciation right plan that could result in the issuance of Shares.

(ix) In general, vesting requirements for options issued pursuant to the Stock Option Plan are left to the discretion of the Board. Under the Stock Option Plan, options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than one-quarter of the options vesting during any three-month period.

(x) The maximum term of options granted pursuant to the Stock Option Plan is five years. The Board may in its discretion issue options with a term of less than five years. In addition, in the event the option would otherwise expire during or within ten (10) business days following the period in which trading of securities of the Corporation by the option holder is restricted pursuant to (i) securities regulatory requirements, (ii) the Corporation's written policies, or (iii) a trading blackout imposed on the option holder by the Corporation, such expiry date may be extended to the date that is the tenth (10th) business day following the date of expiry of such period.

(xi) Unless the grant is subject to vesting limitations established by the Board, an optionee's entitlement to exercise the option will cease only in certain circumstances. Options granted to an optionee who is a director, senior officer, employee, management company employee or consultant of or to the Corporation expire ninety (90) days after the optionee ceases to hold one of those positions, except that options granted to an optionee who is engaged in investment relations activities expire thirty (30) days after the optionee ceases to be employed to provide such activities. Further, any options granted under the Stock Option Plan that are transferred by will or the law of descent and distribution are exercisable by a holder's heirs or administrators for a period of only one year from the holder's death.

(xii) Options granted pursuant to the Stock Option Plan are personal and may not be transferred or assigned by the holder except by will or the laws of descent and distribution and may be exercisable during the holder's lifetime only by the holder. Options are only exercisable by a holder's heirs or administrators for a period of one year after the holder's death.

(xiii) The Stock Option Plan may be amended by the Board without the consent of the Shareholders generally to (i) ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange, (ii) make amendments of a "housekeeping" nature, (iii) change the vesting provisions of the Stock Option Plan or any option thereunder, (iv) change the termination provisions of the Stock Option Plan or any option which does not entail extension beyond the originally scheduled expiry date for that option, and (v) to add a cashless exercise feature. In addition to such amendments as may require Shareholder approval under applicable law, the approval of the Shareholders will generally be required for the following amendments: (a) any amendment to the amendment procedure set out in the Stock Option Plan which is not an amendment within the nature of (i) and (ii) above, (b) any increase in the maximum number of Shares issuable under the Plan, (c) any reduction in the option price or extension of the period during which an option may be exercised, (d) an amendment to permit the repricing of options, (e) the cancellation and reissue of any option, (f) any amendment to the eligible participants under the Stock Option Plan that would permit the introduction or reintroduction of non-employee directors to participate under the Stock Option Plan on a discretionary basis, and (g) that would permit options to be transferred or assigned other than for normal estate settlement purposes.

12

(xiv) Under the terms of the Stock Option Plan, the Board in its discretion may provide financial assistance to participants to facilitate the exercise of options.

(xv) There are currently no entitlements previously granted under the Stock Option Plan that remain subject to ratification by the Shareholders.

Restricted Share Units

In November 2008, the Board approved the adoption of a Restricted Share Unit ("RSU") Plan for senior officers, employees and consultants of the Corporation and its subsidiaries. The purpose of the RSU Plan is to promote a greater alignment of interests between participants in the RSU Plan and Shareholders, foster the growth and success of Jaguar, and assist Jaguar in attracting and retaining qualified individuals. A RSU is a unit equivalent in value to one Share based on a price (the "Market Price"), which is the weighted average of the Corporation's share price during the ten trading days on the TSX or the NYSE prior to the vesting date. Upon vesting of a RSU, the participant will be entitled to receive a payment in cash, less any applicable withholdings, equal to the Market Price multiplied by the number RSUs then vesting. The RSU Plan does not provide for the issuance of Shares upon vesting of a RSU.

RSUs may vest at a specific date that is designated by the Board or if one or more performance events or criteria are met within a time period designated by the Board. The vesting date can be no later than the end of the third calendar year following the year of the RSU grant.

If a participant voluntarily resigns or is terminated for cause, all RSUs granted to the participant that have not vested will automatically terminate. Upon the death, retirement or termination other than for cause of a participant, all RSUs granted to the participant will vest immediately regardless of whether other conditions of the grant have been met. Upon a change of control of the Corporation, all RSUs will vest and be paid out immediately prior to the effective date of the change of control.

No RSUs were granted to any NEOs in 2011. See "Outstanding Share-Based Awards and Option-Based Awards" table below for further information regarding issuance of RSUs to NEOs.

Share Appreciation Rights

In November 2008, the Board adopted a Share Appreciation Rights ("SAR") Plan for senior officers, employees and consultants. The purpose of the SAR Plan is to promote a greater alignment of interests between participants in the SAR Plan and Shareholders, foster the growth and success of Jaguar, and assist Jaguar in attracting and retaining qualified individuals. A SAR entitles the participant to receive a bonus equal to the appreciation in the price of the Shares over a specified period. A SAR is similar to a stock option, except that the participant is not required to pay the exercise price. The Board will determine at the time of the grant the number of SARs to be granted and the terms and conditions upon which the SARs will vest. The Board may select vesting either at a specific date or dates that is or are designated by the Board or if one or more performance criteria are met within a time period designated by the Board payment of vesting. The Board may provide that all SARs subject to a specific grant may vest concurrently or that portions of any grant of SARs may vest on different dates.

In December 2009, the Board approved amendments to the SAR Plan that permitted participants to select a price at which the SAR will be paid.

13

Pursuant to the amendments to the SAR plan, a participant may now select a price (the "Pegged Price") at which the SAR will be paid, provided that a participant may not select a price during a blackout period. A participant may change a Pegged Price, provided that it cannot do so during a blackout period nor may it change a Pegged Price once the Corporation's share price reaches the Pegged Price.

If a SAR has vested and the Corporation's share price is, or was at sometime prior to vesting but after the Pegged Price was selected, at or above the Pegged Price, the participant will receive a cash payment equal to the difference between the Pegged Price and the market price at the grant date. If a participant does not select a Pegged Price or if the Corporation's share price never reaches the pegged price, then the participant will receive the difference between the market price at expiry of the SAR and the market price at the grant date.

On June 1, 2010 the Board approved an amendment to the plan to permit the grant of Share Appreciation Rights to directors of the Corporation.

Upon the death, retirement or termination, whether or not for cause, of a participant, all SARs of such participant that had vested by such date will be redeemed effective such date. If a participant voluntarily resigns or is terminated for cause, all SARs granted to the participant that have not vested will automatically terminate. Upon the death, retirement or termination other than for cause of a participant, all SARs granted to the participant will vest immediately regardless of whether other conditions of the grant have been met. For certain United States participants, payment will be made six (6) months after the date of retirement or termination. Upon a change of control of the Corporation, all SARs will vest and be paid out immediately prior to the effective date of the change of control.

No SARs were granted to any NEOs in 2011.

See "Outstanding Share-Based Awards and Option-Based Awards" table below for further information regarding the issuance of SARs to NEOs.

Cliff Share Appreciation Rights

On December 8, 2010, the Board amended the SAR Plan and approved a one-time grant of Cliff Share Appreciation Rights ("Cliff SARs") to certain senior officers and directors of the Corporation. The Cliff SARs were awarded in lieu of 2010 base pay increases for senior officers and in lieu of 2011 share-based awards to senior officers and directors. The purpose of granting the Cliff SARs was to promote a greater alignment of interests between participants and Shareholders, create an incentive to achieve cost and production targets, foster the growth and success of the Corporation and assist the Corporation in retaining qualified individuals.

A Cliff SAR is only redeemable upon a change of control of the Corporation and only if the purchase price in such transaction is equal to or greater than US$10 per Share. If such a change of control occurs, a Cliff SAR entitles a participant to receive a cash payment equal to the aggregate payment such participant would have received if they exercised or redeemed all of the RSUs, Deferred Share Units ("DSUs") (see "Deferred Share Unit Plan" under "Direction Compensation" below) and SARs held by such participant on December 8, 2010 at the price offered to Shareholders in the change of control transaction. No payout will be made in connection with a change of control if the purchase price is less than US$10 per Share. As the cash payout for Cliff SARs is dependent upon the purchase price paid in connection with a change of control, the exact payout will vary with such purchase price. The table below sets out the number of RSUs and SARs (no NEO holds DSUs) held on December 8, 2010 by each NEO that holds a Cliff SAR as well as the aggregate payment each NEO would receive if there was a change of control at a purchase price less than US$10 per Share, at US$10 per Share and at US$12 per Share.

14

Participant	RSUs/SARs Held on December 8, 2010			Purchase Price per Share
	RSUs	SARs		Less than US$10	US$10	US$12
Daniel R. Titcomb(1)	N/A	N/A		N/A	N/A	N/A
James M. Roller	0	373,334	(2)	0	1,192,538	1,939,206
Lúcio Cardoso(3)	164,875	0		0	1,648,750	1,978,500
Adriano Nascimento(3)	112,050	0		0	1,120,500	1,344,600
Cleber Moreira Macedo(4)	N/A	N/A		N/A	N/A	N/A
Total	276,925	373,334		0	3,961,788	5,262,306
(1)	Mr. Titcomb's Cliff SARs terminated with the termination of his employment as President and Chief Executive Officer of the Corporation on December 6, 2011.
(2)	Mr. Roller has 53,334 SARs with an exercise price of US$3.30, 160,000 SARs with an exercise price of US$5.66 and 160,000 SARs with an exercise price of US$9.12.
(3)	Unless redeemed earlier, the Cliff SARs held by Messrs. Cardoso and Nascimento will expire on January 31, 2013 and December 31, 2012, respectively, being the expiry dates of the consulting agreements that they entered into following their retirement from the Corporation.
(4)	Mr. Macedo’s Cliff SARs terminated when he resigned on May 31, 2012.

A Cliff SARs will continue until redeemed upon a change of control unless and until a participant, other than a non-executive director, ceases to be an employee or a consultant of the Corporation for any reason. If a participant that was a non-executive director at the time of receiving the Cliff SARs retires, the Cliff SARs held by the participant will expire six months following such retirement. If, at the end of such six month period, no change of control has occurred, such participant will be entitled to receive a cash payment equal to the amount that such non-executive director would have received had the participant received SARs or DSUs, on December 8, 2010, rather than Cliff SARs.

Employee Benefits

Each of the NEOs is entitled to receive other benefits during the term of his employment, which may include all or some of health, dental and vision insurance, an automobile allowance, vacation, sick leave, term life insurance equal to three times base salary and disability insurance. The Corporation provides such benefits to aid in the attraction and retention of highly qualified executives. For further details, see the "Summary Compensation Table" under "Statement of Executive Compensation" below.

Performance Graph

The following graph compares the cumulative total shareholder return for Cdn.$100 invested in Shares since January 2, 2007, with the cumulative total return of the S&P/TSX Composite and S&P/TSX Composite Gold (Sub industry) Indices.

15

From January 2, 2007 to December 31, 2011, the price of the Corporation's Shares has decreased 3%, compared to an increase in the S&P/TSX Composite Gold Index of 10% and a decrease in the S&P/TSX Composite of 7% during the corresponding period (each on a total return basis). The table below sets out the percentage change in the total compensation of each of the Corporation's NEOs during the same period.

NEO	% Change in Total Compensation
Daniel R. Titcomb	34%
James M. Roller	78%
Lúcio Cardoso	11%
Adriano Nascimento	40%
Cleber Moreira Macedo	9%

The compensation of the Corporation's NEOs has increased at a faster rate than the Corporation's Share price, however, until 2011, the increase in the compensation of the Corporation's NEOs was roughly on par with the gain in the Corporation's Share price. Since July, 2009, none of the NEO's salaries has increased, other than Mr. Macedo's, whose salary increased from US$219,425 to US$284,885 as a result of his promotion to Vice President of Corporate Management.

16

Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs during the years ended December 31, 2009, 2010 and 2011.

Name and principal position	Year	Annual Compensation				Non-equity incentive plan compensation
(a)	(b)	Salary (US$) (c)		Share-based awards(6) (US$) (d)	Option-based awards(6) (US$) (e)	Annual incentive plans(7) (US$) (f1)	Long- term incentive plans (US$) (f2)	Pension Value (401(k)) (US$) (g)		All other compensation (US$) (h)		Total compensation (US$) (i)
Daniel R. Titcomb,	2011	422,349		Nil	404,300	311,500	Nil	10,091	(8)	15,248	(9)	1,163,488
Chief Executive	2010	444,960		Nil	Nil	389,375	Nil	9,148	(8)	22,864	(9)	866,437
Officer and President(1)	2009	413,464		2,154,028	Nil	228,266	Nil	10,129	(8)	24,952	(9)	2,830,839
James M. Roller,	2011	311,428	(4)	Nil	311,000	171,275	Nil	9,730	(8)	41,391	(9)	844,824
Chief Financial	2010	263,520	(4)	Nil	Nil	171,275	Nil	5,089	(8)	35,070	(9)	474,954
Officer	2009	244,867	(4)	1,844,013	Nil	147,477	Nil	8,338	(8)	29,462	(9)	2,274,157
Lúcio Cardoso,	2011	324,000		Nil	311,000	97,200	Nil	Nil		1,092,600	(10)(11)	1,824,800
Chief Operating	2010	324,000		128,824	Nil	186,300	Nil	Nil		18,800	(11)	657,924
Officer(2)	2009	312,000		421,304	Nil	143,663	Nil	Nil		18,800	(11)	895,767
Adriano Nascimento,	2011	233,280		Nil	311,000	91,260	Nil	Nil		704,640	(10)(11)	1,340,180
Vice President of	2010	233,280		88,632	Nil	112,320	Nil	Nil		18,800	(11)	453,032
Engineering and Exploration(3)	2009	224,640		280,870	Nil	104,000	Nil	Nil		18,800	(11)	628,310
Cleber Moreira Macedo, Vice President of Corporate Management	2011	284,885	(5)	Nil	Nil	22,428	Nil	Nil		682	(9)	307,995
17

(1)	Mr. Titcomb was terminated as President and Chief Executive Officer of the Corporation on December 6, 2011.
(2)	Mr. Cardoso retired from the Corporation effective January 31, 2012.
(3)	Mr. Nascimento retired from the Corporation effective December 31, 2011.
(4)	In 2011, Mr. Roller's salary was comprised of $203,930 in US dollars and R$180,000 in Brazilian reais (converted into US dollars at an average exchange rate of $1 US dollar = R$1.6746 Brazilian reais. In 2010, Mr. Roller's salary was comprised of $175,235 in US dollars and R$88,285 in Brazilian reais (converted into US dollars at an average exchange rate of $1 US dollar = R$2.31 Brazilian reais).
(5)	Mr. Macedo was paid his salary in R$477,069 Brazilian reais. Such amount was converted into US dollars at an average exchange rate of $1 US dollar = R$1.6746 Brazilian reais.
(6)	The value of SAR compensation that calls for settlement in cash is measured using the Black-Scholes model as of the grant date. The value of RSU compensation that calls for settlement in cash is measured using the market value of the Shares as of the grant date times the number of units granted. The value of options is calculated using the Black-Scholes model as of the grant date.
(7)	Annual incentive plans are bonuses paid to each NEO. For bonuses paid in 2011 with respect to the 2010 calendar year, Mr. Titcomb received 40% of his eligible bonus, Mr. Roller received 40% of his eligible bonus, Mr. Cardoso received 17.5% of his eligible bonus and Mr. Nascimento received 27.5% of his eligible bonus. For bonuses paid in 2010 with respect to the 2009 calendar year, Mr. Titcomb received 87.5% of his eligible bonus, Mr. Roller received 65% of his eligible bonus, Mr. Cardoso received 57.5% of his eligible bonus and Mr. Nascimento received 40% of his eligible bonus. For bonuses paid in 2009 with respect to the 2008 calendar year, Mr. Titcomb received 55% of his eligible bonus, Mr. Roller received 60% of his eligible bonus, Mr. Cardoso received 71.5% as Chief Operating Officer and 49% as Vice President of Operations of his eligible bonus (Mr. Cardoso was promoted from Vice President of Operations to Chief Operating Officer effective September 30, 2008) and Mr. Nascimento received 40% of his eligible bonus. Mr. Macedo was not entitled to participate in STIP, but received profit sharing and a bonus from MSOL in the combined amount of R$37,558 Brazilian reais. Such amount was converted into US dollars at an average exchange rate of $1 US dollar = R$1.6746 Brazilian reais.
(8)	Employer's contribution to the officer's account in the Corporation's 401(k) savings plan (2011- US$9,800 plus US$291 admin fee for Mr. Titcomb and US$9,439 plus US$291 admin fee for Mr. Roller; 2010 – US$8,819 plus US$329 admin fee for Mr. Titcomb and US$4,760 plus US$329 admin fee for Mr. Roller; 2009 – US$9,800 plus US$329 admin fee for Mr. Titcomb and US$8,009 plus US$329 admin fee for Mr. Roller).
(9)	This amount includes the premium for certain officers' term life insurance policy (2011 – US$3,255 for Mr. Titcomb, US$2,488 for Mr. Roller and US$682 for Mr. Macedo; 2010 – US$4,875 for Mr. Titcomb and US$2,455 for Mr. Roller; 2009–US$4,854 for Mr. Titcomb and US$2,455 for Mr. Roller), the premium for certain officers' disability life insurance policy (2011 – US$4,868 for Mr. Titcomb and US$8,788 for Mr. Roller; 2010–US$7,301 for Mr. Titcomb and US$8,110 for Mr. Roller; 2009 – US$9,410 for Mr. Titcomb and US$7,286 for Mr. Roller), an automobile allowance for certain officers (2011 – US$7,125 for Mr. Titcomb and US$8,400 for Mr. Roller; 2010–US$10,688 for Mr. Titcomb and US$8,400 for Mr. Roller; 2009-US$10,688 for Mr. Titcomb and US$8,400 for Mr. Roller), a tax preparation fee (2011 – US$8,438 for Mr. Roller; 2010 – US$5,242 for Mr. Roller) and a housing allowance (2011 – US$13,277 for Mr. Roller; 2010 – US$10,863 for Mr. Roller; 2009–US$11,321 for Mr. Roller).
(10)	This amount includes the severance payments made to Messrs. Cardoso and Nascimento.
(11)	Mr. Cardoso and Mr. Nascimento were each reimbursed US$18,000 for health insurance and US$800 for life insurance during 2009 and 2010. In 2011, both Mr. Cardoso and Mr. Nascimento participated in MSOL's health and life insurance plans.
18

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out for each NEO, the stock options (option-based awards) and SARs and RSUs (share-based awards) outstanding as at December 31, 2011. The Stock Option Plan and the SAR Plan pursuant to which the options and SARs are granted are discussed under "Compensation, Discussion and Analysis – Long Term Incentive Compensation".

	Option-based Awards					Share-based Awards
Name (a)	Number of securities underlying unexercised options (#) (b)	Option exercise price (Cdn.$) (c)	Option expiration date (d)		Value of unexercised in-the-money options (Cdn.$) (e)	Number of units that have not vested (#) (f)	Market or payout value of share-based awards that have not vested (US$) (g)	Market or payout of vested share-based awards not paid out or distributed (US$) (h)
Daniel R. Titcomb(1)	130,000	6.40	30-Nov-11		13,000
	130,000	5.94	19-Mar-12		72,800
	150,000	9.54	4-Dec-12		0
	130,000	6.28	15-Sep-16		28,600
						0	0	352,800	(1)
James M. Roller	100,000	6.40	30-Nov-11	(2)	10,000
	100,000	5.94	19-Mar-12	(2)	56,000
	115,000	9.54	4-Dec-12		0
	100,000	6.28	15-Sep-16		22,000
						53,334	0	78,400
Lúcio Cardoso	100,000	6.40	30-Nov-11	(2)	10,000
	100,000	5.94	19-Mar-12	(2)	56,000
	115,000	9.54	4-Dec-12		0
	100,000	6.28	15-Sep-16	(3)	22,000
						104,875	644,981	-
Adriano Nascimento	100,000	6.40	30-Nov-11	(2)	10,000
	100,000	5.94	19-Mar-12	(2)	56,000
	115,000	9.54	4-Dec-12		0
	100,000	6.28	15-Sep-16	(3)	22,000
						72,050	443,108	-
Cleber Macedo(4)	20,000	6.48	7-Sep-12		400	7,000	43,050	-

(1)	Upon Mr. Titcomb's termination as President and Chief Executive Officer of the Corporation on December 6, 2011, all of his then unvested SARs terminated in accordance with the SAR Plan. In accordance with the SAR Plan, it is the Corporation's intention to pay to Mr. Titcomb the amount of his vested SARs less amounts he owes to the Corporation for certain unreimbursed expenses during the week of June 4, 2012. In addition, all of his options will expire 90 days from the date of his resignation, other than the 130,000 options that were originally set to expire on November 11, 2011 and the 130,000 options that were originally set to expire on March 19, 2012. The expiry date of these options was extended pursuant to the Stock Option Plan as Mr. Titcomb had been subject to a trading blackout since November 16, 2011. Upon his resignation on May 31, 2012, Mr. Titcomb is no longer subject to the trading blackout and, as such, these options will expire unless exercised within 10 business days of his resignation.
19

(2)	As Messrs. Roller, Cardoso and Nascimento have been subject to a trading blackout since November 16, 2011, the expiry date of these options has been extended by the terms of the Stock Option Plan to the date that is the tenth business day following the expiry of the trading blackout.
(3)	These options held by Messrs. Cardoso and Nascimento will expire 90 days from January 31, 2013 and December 31, 2012, respectively, being the expiry dates of the consulting agreements that they entered into following their retirement from the Corporation.
(4)	Mr. Macedo will have 90 days following his resignation on May 31, 2012 to exercise his options. The RSUs held by Mr. Macedo expired without payment on May 31, 2012 due to his voluntary termination.

Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ended December 31, 2011.

Name (a)	Option-based awards – Value vested during the year (US$) (b)	Share-based awards – Value vested during the year (US$) (c)		Non-equity incentive plan compensation - Value earned during the year (US$)(1) (d)
Daniel R. Titcomb	404,300	60,800	(2)	-
James M. Roller	311,000	40,534	(3)	-
Lúcio Cardoso	311,000	304,221		-
Adriano Nascimento	311,000	202,814		-
Cleber Moreira Macedo	Nil	54,846		22,428
(1)	Messrs. Roller, Cardoso and Nascimento are eligible for 2011 non-equity incentive plan compensation, the amounts of which have not yet been determined. Mr. Titcomb is not eligible for 2011 non-equity incentive plan compensation as a result of the termination of his employment. Mr. Macedo, who prior to his resignation on May 31, 2012 participated in MSOL's profit sharing plan, was also not eligible to participate in the Corporation's non-equity incentive plan.
(2)	Receipt of amount realized upon vesting. This amount is part of the $352,800 not paid out to Mr. Titcomb referred to above that the Corporation intends to pay to Mr. Titcomb less amounts he owes to the Corporation for certain unreimbursed expenses during the week of June 4, 2012.
(3)	Receipt of amount realized upon vesting has been deferred.

Pension Plan Benefits

The Corporation adopted the Jaguar Mining, Inc. 401(k) Profit Sharing Plan subject to the requirements of Section 404(c) of the U.S. Employee Retirement Income Security Act. Participants may elect to defer a percentage of their eligible pay every pay period. The Corporation will match the contribution made by the participant up to 4% of the participant's eligible earnings.

20

The following table sets forth the value of all awards under the 401(k) plan during the year ended December 31, 2011.

Name	Accumulated value at start of year	Compensatory Employee Contribution	Non- Compensatory	Accumulated value at year end

	(US$)	(US$)	(US$)	(US$)

(a)	(b)	(c)	(d)	(e)
Daniel R. Titcomb	157,522	9,800	22,951	190,273
James M. Roller	167,018	9,439	20,621	197,078

Termination and Change of Control Benefits

Mr. Titcomb's employment terminated effective December 6, 2011. Upon such termination, Mr. Titcomb's Cliff SARs and all unvested SARs were terminated in accordance with the terms of the SAR Plan. In accordance with the SAR Plan, it is the Corporation's intention to pay to Mr. Titcomb the amount of his vested SARs less amounts he owes to the Corporation for certain unreimbursed expenses during the week of June 4, 2012. It is the Corporation's position that no other amounts are required to be paid to Mr. Titcomb in respect of the termination of his employment. Mr. Titcomb's termination did not affect his options. However, as Mr. Titcomb resigned from the Board on May 31, 2012, all of his options will expire 90 days from the date of his resignation, other than options for which the expiry date has been extended pursuant to the Stock Option Plan as a result of Mr. Titcomb having been subject to a trading blackout since November 16, 2011. Upon Mr. Titcomb's resignation on May 31, 2012, Mr. Titcomb is no longer subject to the trading blackout and, as such, these options will expire unless exercised within 10 business days of his resignation.

The employment agreement for Mr. Roller described under "Base Salaries" above provides that upon (i) termination without cause (whether actual or constructive), (ii) a change in control of the Corporation, or (iii) expiration of the agreement without renewal by the Corporation, which has not occurred and it is not expected to occur, Mr. Roller will be entitled to (a) any accrued but unpaid base salary to the date of termination and a pro-rated bonus, (b) a single payment of 100 percent of annual salary plus bonus (bonus being equal to the highest bonus amount granted in the current and preceding two years), (c) continued participation in all applicable employee benefit programs from the date of termination and continuing for up to twelve months, (d) if the foregoing payment is determined to constitute a "parachute payment" under Section 280G of the United States Internal Revenue Code, an additional gross-up payment to compensate for the excise tax on the payment, and (e) exercise all stock options, whether or not they have become vested on or prior to the date of termination, change of control or expiration (if allowed by applicable law and regulations). Mr. Roller's employment agreement provides that upon (i) termination for cause, (ii) voluntary termination, or (iii) the Corporation ceasing to produce gold or conduct a substantial business, the above-described severance payments (other than base salary through the date of termination) will not be made. Mr. Roller's employment agreement also states that, with certain exceptions, Mr. Roller agrees not to disclose or use any trade secrets or proprietary or confidential information obtained during the course of employment, or to solicit employees of the Corporation, for one year after employment has ended.

Upon any one of: (i) the expiration of Mr. Roller's employment agreement without renewal by the Corporation, (ii) Mr. Roller being terminated without cause, or (iii) a change of control of the Corporation, Mr. Roller would have been entitled, in each case, to a payment of US$549,400. The amount of such payment includes amounts that would be payable upon the acceleration of vesting for outstanding SARs based on the closing price of the Corporation's Shares on December 30, 2011. Since the previous ten-day volume weighted average price ("VWAP") of the Corporation's Shares on such date was under US$10, no value is attributed to the Cliff SARs held by Mr. Roller. If a change of control occurred with a purchase price of US$10 per Share or more, Mr. Roller would be entitled to a bonus payment which would vary depending on the actual purchase price. See Cliff Share Appreciation Rights" above under "Compensation, Discussion and Analysis – Long Term Incentive Compensation".

21

The Implementation and Operation Service Agreement entered into by the Corporation with IMS (see "Short Term Compensation" under "Statement of Executive Compensation" above) required that upon its expiry without renewal, a termination payment be made: (i) in respect of Mr. Cardoso, equal to thirty-six times his most recent monthly salary plus three times the highest annual incentive payment paid to him in either of the two most recent calendar years, and (ii) in respect of Mr. Nascimento, equal to thirty-six times his most recent monthly salary plus two times the highest annual incentive payment paid to him in either of the two most recent calendar years. As a result of Messrs. Cardoso and Nascimento having retired from the Corporation, the Implementation and Operation Service Agreement expired on December 31, 2011 without being renewed, and termination payments in the amounts of US$1,092,600 and US$704,640 were made in respect of Messrs. Cardoso and Nascimento, respectively. In addition, health and life insurance benefits for both Messrs. Cardoso and Nascimento will continue for 24 months following their retirement from the Corporation.

Mr. Macedo has not entered into a written employment agreement with the Corporation.

Compensation of Directors

General

The Corporation compensates non-executive directors annually, pursuant to a written policy, by paying cash fees. The Corporation also compensates its non-executive directors by granting stock options in accordance with the Stock Option Plan, DSUs in accordance with the Deferred Share Unit Plan and SARs and Cliff SARs in accordance with the SAR Plan. Directors with a written employment agreement with the Corporation are not paid a fee for service as a director in addition to what they are provided pursuant to their employment agreements. Currently, all of the directors are eligible for fees for their services as directors. Mr. Titcomb was not eligible to receive, and did not receive, any compensation for serving as a director of the Corporation in 2011.

The following table describes compensation for non-executive directors for the year ended December 31, 2011.

Name (a)	Fees earned (US$) (b)	Share- based awards (US$) (c)	Option- based awards (US$) (d)	Non-equity incentive plan compensation (US$) (e)	Pension value (US$) (f)	All other compensation (US$) (g)	Total (US$) (h)
John Andrews	26,667	103,124	Nil	Nil	Nil	Nil	129,791
Andrew C. Burns	57,671	Nil	229,600	Nil	Nil	Nil	287,271
Gilmour Clausen	82,000	Nil	229,600	Nil	Nil	Nil	311,600
William E. Dow	52,500	Nil	229,600	Nil	Nil	Nil	282,100
Gary E. German	103,414	Nil	229,600	Nil	Nil	Nil	333,014
Anthony F. Griffiths	70,208	Nil	229,600	Nil	Nil	Nil	299,808

22

Retainers

In 2011, the Corporation updated its director compensation policy based on recommendations from 3XCD and the Compensation Committee.

Pursuant to the current policy for cash fees, directors are paid an annual fee equal to Cdn.$40,000 and the Chairman of the Board, currently Mr. German, is entitled to an additional Cdn.$24,000.

In addition, under the director compensation policy, (i) directors serving on the Audit Committee, Compensation Committee and Corporate Governance Committee are paid Cdn.$7,500 per Committee annually, the Chairman of the Audit Committee receives an additional Cdn.$10,000 annually, the Chairman of the Compensation Committee receives and additional Cdn.$7,500 annually, and the Chairman of the Corporate Governance Committee receives an additional Cdn.$5,000 annually, and (ii) directors serving on the Health, Safety and Environmental Committee are paid Cdn.$4,500 annually and the Chairman of the Health, Safety and Environmental Committee receives an additional Cdn.$5,000 annually. All compensation described in this paragraph and the preceding paragraph is paid on a quarterly basis.

The table below sets out the amounts of cash retainer fees paid to directors in 2011.

Board or Committee Name	Annual Retainer (Cdn.$)
Board	40,000
Board Chairman	24,000
Audit Committee	7,500
Audit Committee Chairman	10,000
Compensation Committee	7,500
Compensation Committee Chairman	7,500
Corporate Governance Committee	7,500
Corporate Governance Committee Chairman	5,000
Health, Safety and Environmental Committee	4,500
Health, Safety and Environmental Committee Chairman	5,000

Directors are also reimbursed for their out-of-pocket expenses incurred on behalf of the Corporation.

Deferred Share Unit Plan

In 2008, the Board adopted a Deferred Share Unit Plan for non-executive directors. A DSU is a unit equivalent in value to one Share based on the market price. DSUs will be granted annually by the Board. A director may also elect to receive payment in DSUs, rather than cash, for all or a portion of his or her annual Board retainer or annual chair retainer by providing the required notice to the Corporation in accordance with the plan.

DSUs are redeemable only when a director leaves the Board, thereby providing an ongoing equity stake throughout the director's service. A departing director will receive a cash payment, as soon as practicable after the director's withdrawal date, but, in any event, no later than December 31 of the first calendar year commencing after the director's withdrawal date in the case of a Canadian director. All payments in respect of DSUs must be made to directors resident in the United States (i) in the case of the death of a director, in the year in which death occurred, or (ii) if a director has ceased to be a director or employee for any other reason, at least six (6) months after their termination date but prior to December 31 in the year in which that six (6) month period expires.

23

The value of the cash payment is determined by multiplying the number of DSUs in the director's account on the redemption date by the market price on such redemption date. Applicable income tax and other withholdings will be deducted as required by law.

DSUs issued to each non-executive director during 2011 are reflected in the table below:

Name	Number of DSUs	Value of DSUs
John Andrews	14,600	US$79,424
Andrew C. Burns	Nil	0
Gilmour Clausen	Nil	0
William E. Dow	Nil	0
Gary E. German	Nil	0
Anthony F. Griffiths	Nil	0

Share Appreciation Rights

SARs issued to each non-executive director during 2011 are reflected in the table below:

Name	SARs #	Strike Price
John Andrews	10,000	US$5.44
Andrew C. Burns	Nil	-
Gilmour Clausen	Nil	-
William E. Dow	Nil	-
Gary E. German	Nil	-
Anthony F. Griffiths	Nil	-

Cliff Share Appreciation Rights

In December 2010, each of the directors serving at such time received Cliff SARs entitling them to a payment if a change of control occurs at an offer price of US$10 per Share or more. No change of control occurred in 2011 and therefore no such payment was made. If such a change of control occurs, a Cliff SAR entitles a participant to receive a cash payment equal to the aggregate payment such participant would have received if they exercised or redeemed all of the RSUs, DSUs and SARs. If a participant that was a non-executive director at the time of receiving the Cliff SARs retires, the Cliff SARs held by the participant will expire six months following such retirement. If, at the end of such six month period, no change of control has occurred, such participant will be entitled to receive a cash payment equal to the amount that such non-executive director would have received had the participant received SARs or DSUs, on December 8, 2010, rather than Cliff SARs. For more details, see "Cliff Share Appreciation Rights" above under "Compensation, Discussion and Analysis – Long Term Incentive Compensation". As the cash payout for Cliff SARs is dependent upon the purchase price paid in connection with a change of control, the exact payout will vary with such purchase price. The table below sets out the number of DSUs and SARs held on December 8, 2012 by each director (no director holds RSUs) as well as the aggregate payment each director would receive if there was a change of control at a purchase price less than US$10 per Share, at US$10 per Share and at US$12 per Share. The following table also shows the number of DSUs that each director will receive if he retires and no change of control has occurred before, or within six months, of such retirement.

24

Director	DSUs/SARs Held on December 8, 2010		Purchase Price per Share			DSUs if Cliff
	DSUs	SARs(3)	Less than US$10	US$10	US$12	SARs Expire
Andrew C. Burns	36,696	28,350	0	384,576	514,668	10,981
Gilmour Clausen	36,696	28,350	0	384,576	514,668	10,981
William E. Dow(1)	37,749	28,350	0	402,438	534,636	11,024
Gary E. German	73,391	56,700	0	769,141	1,029,323	21,962
Anthony F. Griffiths	36,696	28,350	0	384,576	514,668	10,981
John Andrews(2)	N/A	N/A	N/A	N/A	N/A	N/A
Total	221,228	170,100	0	2,325,307	3,107,963	65,929
(1)	As Mr. Dow resigned as a director on May 23, 2012, his Cliff SARs will expire six months from the date of his resignation, unless redeemed earlier.
(2)	Mr. Andrews does not hold any Cliff SARs as he was not a director in December 2010 when the Cliff SARs were granted.
(3)	All SARs issued to directors have a strike price of Cdn$9.66.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out for each director, the stock options (option-based awards) and SARs and DSUs (share-based awards) outstanding as at December 31, 2011. The Stock Option Plan and the SAR Plan pursuant to which the options and SARs are granted are discussed above under "Compensation, Discussion and Analysis – Long Term Incentive Compensation". The DSU Plan pursuant to which the DSUs are granted is discussed above under "Compensation of Directors – Deferred Share Unit Plan".

25

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (Cdn.$)	Option expiration date		Value of unexercised in-the-money options (Cdn.$)	Number of units that have not vested (#)	Market or payout value of share-based awards that have not vested (US$)

(a)	(b)	(c)	(d)		(e)	(f)	(g)
John Andrews	-	-	-			24,600	96,890
Andrew C. Burns	70,000	6.40	30-Nov-11	(2)	0
	70,000	5.94	19-Mar-12	(2)	25,900
	80,000	9.54	04-Dec-12		0
	70,000	6.28	15-Sep-16		2,100
						65,046	225,680
Gilmour Clausen	70,000	6.40	30-Nov-11	(2)	0
	70,000	5.94	19-Mar-12	(2)	25,900
	80,000	9.54	04-Dec-12		0
	70,000	6.28	15-Sep-16		2,100

William E. Dow(1)	70,000	5.94	19-Mar-12		25,900
	80,000	9.54	04-Dec-12		0
	70,000	6.28	15-Sep-16		2,100
						0	0
Gary E. German	70,000	6.40	30-Nov-11	(2)	0
	70,000	5.94	19-Mar-12	(2)	25,900
	80,000	9.54	04-Dec-12		0
	70,000	6.28	15-Sep-16		2,100
						130,091	451,355
Anthony F. Griffiths	70,000	6.40	30-Nov-11	(2)	0
	70,000	5.94	19-Mar-12	(2)	25,900
	80,000	9.54	04-Dec-12		0
	70,000	6.28	15-Sep-16		2,100
						65,046	225,680

(1)	As Mr. Dow resigned as a director on May 23, 2012, all of his then unvested SARs and DSUs became immediately vested in accordance with the SAR Plan and DSU Plan, respectively, and all vested SARs and DSUs were redeemed. In addition, all of his options will expire 90 days from the date of his resignation, other than the 70,000 options that were originally set to expire on March 19, 2012. The expiry date of these options was extended pursuant to the Stock Option Plan as Mr. Dow had been subject to a trading blackout since November 16, 2011. Upon his resignation on May 23, 2012, Mr. Dow is no longer subject to the trading blackout and, as such, these options will expire unless exercised within 10 business days of his resignation.

(2)	As Messrs. Andrews, Burns, Clausen, German and Griffiths have been subject to a trading blackout since November 16, 2011, the expiry date of these options has been extended by the terms of the Stock Option Plan to the date that is the tenth business day following the expiry of the trading blackout.

26

Value Vested or Earned During the Year

The following table sets forth, for each director, the value of all incentive plan awards as of the year ended December 31, 2011.

Name	Option-based awards – Value vested during the year (US$)	Share-based awards – Value vested during the year (US$)		Non-equity incentive plan compensation – Value earned during the year (US$)
(a)	(b)	(c)		(d)
John Andrews	Nil	103,124	(1)	-
Andrew C. Burns	229,600	Nil		-
Gilmour Clausen	229,600	Nil		-
William E. Dow	229,600	Nil		-
Gary E. German	229,600	Nil		-
Anthony F. Griffiths	229,600	Nil		-
(1)	Receipt of amount realized upon vesting has been deferred.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Pursuant to the Stock Option Plan, the Corporation may grant stock options to directors, officers, employees and consultants of the Corporation and its subsidiaries. Options to purchase an aggregate of 10,500,000 Shares are authorized for issuance pursuant to the Stock Option Plan. As of December 31, 2011, a total of 11,571,104 stock options had been granted, of which 1,420,319 had expired without being exercised. Of the stock options that had been granted as of such date, 6,145,785 stock options had been exercised.

The following table sets forth information concerning the Stock Option Plan as of December 31, 2011.

Plan Category	Number of Shares to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of Shares remaining available for future issuance under Stock Option Plan
Stock Option Plan (previously approved by Shareholders)	4,005,000	Cdn.$7.13	349,215

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS

No (i) executive officer, director or Nominee of the Corporation, (ii) associate of an executive officer, director or Nominee, or (iii) former executive officer, director or employee of the Corporation, was indebted to the Corporation or its subsidiaries at any time during the most recently completed financial year of the Corporation or as of May 30, 2012.

27

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as described below, there are no material interests, direct or indirect, in any transactions since the commencement of the Corporation's most recently completed financial year, or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries of (i) directors or executive officers of the Corporation, (ii) Nominees, (iii) any Shareholder who beneficially owns 10 percent or more of the Shares, or a director or executive officer of such 10 percent plus Shareholder, or (iv) any known associate or affiliate of any of the foregoing persons.

Mr. Titcomb, the President and Chief Executive Officer of the Corporation until December 6, 2011, and a director of the Corporation until May 31, 2012, and Mr. Dow, a director of the Corporation until May 23, 2012, are also directors of Brazilian. Robert J. Lloyd, who was the Corporate Secretary of the Corporation until May 23, 2012, is the President and Chief Executive Officer and a director of Brazilian. In 2011, the Corporation occupied space owned by Brazilian and paid Brazilian for a share of the related occupancy and overhead expenses. On February 1, 2012, the Corporation moved its administrative office to 122 North Main Street, 2nd Floor, Concord, NH 03301.

IMS provides management services to the Corporation's wholly-owned subsidiaries, Mineração Serras do Oeste Ltda. and Mineração Turmalina Ltda. pursuant to a management agreement. See "Management Contracts" below for more information. Lúcio Cardoso, the Chief Operating Officer of Jaguar, owns or controls 30% of the stock of IMS. Adriano Luiz do Nascimento, Vice-President of Exploration and Engineering of Jaguar, also owns or controls 30% of the stock of IMS.

Brazilian and IMS are the founding shareholders of the Corporation. As of May 30, 2012, Brazilian and IMS held approximately 0.4 percent and 1.3 percent, respectively, of the issued and outstanding Shares.

MANAGEMENT CONTRACTS

Since 2002, the day-to-day management of the Corporation's operations in Brazil has been conducted by IMS pursuant to an Implementation and Operation Agreement. Under this agreement, IMS has been responsible for, among other things, engagement and payment of employees, managing the Corporation's development projects, organizing the appointment of management professionals, seeing to the payment of expenses, managing engineering projects and civil construction, managing the operation and upkeep of the Corporation's processing facility and conducting early stage negotiations with third party equipment and service providers. In 2011, IMS was paid fees totalling US$372,888 under this contract. See "Interest of Informed Persons in Material Transactions" above for further details concerning IMS's relationship with the Corporation.

DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

Directors' and officers' liability insurance has been purchased for the benefit of the directors and officers of the Corporation, to back up the Corporation's indemnification of them against liability incurred in their capacity as directors and officers, subject to certain limitations under applicable law. The premium for such insurance in the 2011 fiscal year was approximately US$195,012, which was paid by the Corporation. The aggregate non-indemnifiable, corporate reimbursement and entity coverage for securities claims (also known as A/B/C) insurance coverage obtained under the policies is US$18 million per year, with a per claim retention of nil for non-indemnifiable claims, US$75,000 for corporate reimbursement and US$150,000 for a securities claim(s). The Corporation also purchases a US$7 million excess of US$18 million and led difference-in-condition A-side (non-indemnifiable) only policy, which premium was included in the US$195,012 paid by the Corporation.

28

In accordance with the provisions of the OBCA, the by-laws of the Corporation, as amended in 2009, also provide that the Corporation will indemnify a director or officer, a former director or officer, or an individual who acts or acted at the Corporation's request as a director or officer or an individual acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal, administrative investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, provided however that the Corporation shall not so indemnify an individual unless the individual (i) acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request, and (ii) if the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that the individual's conduct was lawful.

In addition, the Corporation may advance money to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above, but the individual shall repay the Corporation if the individual does not fulfil the conditions set out in (i) and (ii) above.

If the Corporation becomes liable under the terms of its by-laws, the insurance coverage discussed above will extend to its liability; however, each claim will be subject to a per claim retention of US$75,000 or US$150,000, depending on the nature of the claim.

During the 2011 fiscal year, no directors or officers of the Corporation were indemnified by the Corporation or paid by the insurer under the Corporation's directors' and officers' insurance policy in their capacity as such.

OTHER BUSINESS

Management knows of no other matter to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting and this Circular.

CORPORATE GOVERNANCE DISCLOSURE

As a Canadian reporting issuer with securities listed on the TSX and in compliance with Part IV, Section 472 of the TSX Company Manual, the Corporation is required to provide annual disclosure of its approach to corporate governance with reference to National Instrument 58-101 – Disclosure of Corporate Governance Practices. In 2006, the Corporation retained an independent consultant, Deloitte & Touche LLP ("Deloitte"), to provide advice and recommendations to the Corporation with respect to corporate governance. In 2007, the Corporation enhanced existing, and/or implemented additional internal controls in consultation with Deloitte.

Board of Directors

Based on the definition of "independence" in Multilateral Instrument 52-110 – Audit Committees, Messrs. Andrews, Burns, Clausen, Falconer, German and Griffiths are all independent directors of the Corporation. Independence of the Board from management results from (i) all of the current directors and Nominees being independent directors, (ii) an independent Chairman, (iii) the Audit Committee, the Corporate Governance Committee and the Compensation Committee being comprised solely of independent directors, and (iv) the Chairman of each Board committee being independent.

A number of the directors are directors of other listed issuers. Mr. Clausen is a director of Augusta Resource Corporation and Wildcat Silver Corporation. Mr. German is a director of Nevsun Resources Ltd. and Neo Materials Technologies Inc. Mr. Griffiths is director and chairman of Russel Metals Inc. and Novadaq Technologies Inc. He is also a director of Crum & Forster Holdings Corp., Fairfax Financial Holdings Limited, Vitran Corporation and The Brick Limited. Mr. Andrews is a director of Eastern Platinum Limited. Mr. Falconer is a director of Resolute Forest Products and Chorus Aviation.

29

Mr. German, an independent director, is the Chairman of the Board. Mr. German's role as Chairman is to provide leadership to the Board and to be a liaison between the Board and the management of the Corporation. His responsibilities include leading the Board meetings, establishing procedures to assist the Board's work, facilitating ongoing communication between the Board and the management of the Corporation, overseeing the responsibilities delegated to the Board committees, representing the Corporation in his capacity as Chairman of the Board, and performing such other functions as established in the Corporation's formation documents and as set forth in the Chairman of the Board position description. Mr. German calls meetings of the independent directors when he determines appropriate. The independent directors hold meetings separately from the other directors from time to time.

The following table reflects the attendance record of each director at Board meetings held during the period from January 1, 2011 through to the Record Date.

Andrew C. Burns	Gilmour Clausen	William E. Dow	Gary E. German	Anthony F. Griffiths	Daniel R. Titcomb	John Andrews(1)	Richard Falconer(2)
14 of 14	13 of 14	10 of 14	14 of 14	12 of 14	13 of 14	4 of 4	N/A
(1)	Mr. Andrews was appointed as a director on November 4, 2011.
(2)	Mr. Falconer was appointed as a director on May 22, 2012.

Board Mandate

The Board has expressly assumed responsibility for supervising the management of the business and affairs of the Corporation. It is the Board's policy and goal to enhance shareholder value by careful management (including approval of all material actions) of the Corporation's businesses, and by continuously assessing long-range opportunities to expand these businesses. The Board sets long-term goals, reviews strategic planning and policies established by senior management, supervises the implementation of such goals and policies, and critically reviews the progress of such goals and policies at its meetings. The Corporate Governance Committee of the Board recommended, and the Board adopted, a written mandate of the Board on November 7, 2006. A copy of the Board mandate is attached as Exhibit A hereto.

Position Descriptions

In 2006, the Board, with the assistance of the Corporate Governance Committee, adopted a written position description for the Chairman of the Board. Such position description was formulated based upon the standards in the industry.

The roles and duties of the persons holding the positions of Chairman of each of the Board Committees are established through a discussion of, and agreement upon, the standards in the industry and based on the recommendations of the Corporate Governance Committee.

The duties of the Chief Executive Officer are described in the written position description that was adopted by the Board in 2006. Such position description was formulated based upon the standards in the industry.

30

Orientation and Continuing Education

The Corporation provides education (through management and outside professional advisers) on specific issues as they arise. The Board's practice is to conduct an initial orientation session for new directors and an annual orientation meeting to update all directors regarding relevant matters. The Board will conduct an annual orientation meeting prior to the Meeting. In addition, management presentations are made to the Board as required on developments relating to the business of the Corporation. The Corporation also sponsors director attendance at appropriate education seminars. The Corporate Governance Committee maintains responsibility under its written charter to provide orientation training and continuing education to all directors of the Corporation.

Ethical Business Conduct

The Board and the Corporation have a long-standing commitment to conduct Jaguar's business in compliance with applicable laws and regulations. This commitment helps ensure the Corporation's reputation for honesty, quality and integrity. The Corporation requires that all employees respect and obey all applicable laws. Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel. The Corporation is regulated by a number of laws, rules and regulations. Compliance with these laws, rules and regulations is required and expected. The Board has adopted a whistleblower policy to facilitate anonymous complaints of employees, contractors, directors, officers and the Corporation's agents against the Corporation or any of its directors, officers or employees relating to financial statement disclosures, accounting, internal controls and audit matters. The Board has also adopted an insider trading policy which outlines the rules and restrictions applicable to directors, officers and employees of Jaguar and its subsidiaries regarding the trading of securities of the Corporation.

Directors and officers are expected to act in a manner that avoids even the appearance of conflict between their personal interests and those of the Corporation. To that end, duties and responsibilities of directors include: (i) preventing personal interests from conflicting with, or appearing to conflict with, the interests of the Corporation and disclosing details of any such real or perceived conflicts of interest should they arise, and (ii) voting on all matters requiring a decision of the Board or its Committees, except where a conflict of interest may exist. In addition, any member of the Board who finds himself in a real or potential conflict of interest situation must immediately declare his interest to the Board and refrain from participating in any discussion about the conflicting issue or from voting thereon. The directors and officers owe a duty to the Corporation to advance its legitimate interests when the opportunity to do so arises. The Corporation's policy is to compete vigorously, aggressively and successfully in today's increasingly competitive business climate and to do so at all times in compliance with all applicable antitrust, competition and fair dealing laws in all the markets in which it operates.

In addition, in 2006, the Corporate Governance Committee recommended, and the Board adopted, a Code of Conduct and Ethics. The Board, through the Corporate Governance Committee, monitors compliance with the Code of Conduct and Ethics. The Board requires the Corporation's executive management to advise it of any reports received regarding violations of the Code of Conduct and Ethics. The Board is responsible for the granting of any waivers from the Code of Conduct and Ethics to directors or executive officers. Disclosure will be made by the Corporation as required by law of any waiver from the requirements of the Code of Conduct and Ethics granted to the Corporation's directors or executive officers in the Corporation's quarterly report that follows the grant of such waiver.

In accordance with recommendations made by Deloitte, in their capacity as independent consultants to the Corporation in matters of corporate governance control, the Board instituted additional corporate governance controls during 2007. Included among such controls was delivery of copies of the Corporation's various policies, including the Code of Conduct and Ethics, to employees of the Corporation, which must be abided by. These policies have also been made accessible on Jaguar's website. In addition, in September 2007, the Corporation implemented enhanced controls, on the recommendation of Deloitte, to remediate some perceived weaknesses identified by Deloitte in the Corporation's internal controls.

31

Shareholders may request a copy of the Code of Conduct and Ethics by submitting a request in writing to the Secretary of the Corporation at 122 North Main Street, 2nd Floor, Concord, NH 03301 or e-mailing ir@jaguarmining.com. The Code of Conduct and Ethics may also be accessed on the Corporation's website at www.jaguarmining.com.

Nomination of Directors

The Board keeps itself informed of the leaders in the business world and particularly leaders in the mining industry. Any member of the Board may submit a potential candidate to be a nominee for the position of director. The Board reviews the field of potential nominees having regard to the competencies and skills desired of the Board as a whole, and discusses the achievements, skills and competencies, leadership qualities, professional acumen and availability of such potential nominees, and agrees on which candidates are presented as official nominees supported by the Board. The Board currently does not have a nominating committee. The Corporate Governance Committee will continue to examine whether the Board should establish a nominating committee if circumstances warrant.

Board Committees

The Board Committees consist of the Compensation Committee, the Audit Committee, the Corporate Governance Committee and the Health, Safety and Environmental Committee.

Compensation Committee

The Board established a Compensation Committee to assist with compensation matters. The Compensation Committee is composed of Messrs. Andrews, Griffiths and German, all of whom are independent directors. Mr. Griffiths is the Chairman of the Compensation Committee.

The Corporation has adopted a written policy for compensating directors that includes payment of cash fees, SARs and DSUs, which policy was updated as of May 11, 2006. The policy was last updated on May 11, 2006. The Corporation also compensates directors by granting stock options. From 2005 through and including 2012, the Corporation retained 3XCD as independent compensation consultants to review the compensation of the Corporation's executive officers and the Board. In 2008 only, the Corporation also engaged Mercer to conduct a competitive bench marking review for the Corporation's NEOs and independent directors. The Compensation Committee reviewed industry standards and considered the recommendations of the consultants in developing the written Board compensation policy and subsequent updates thereto. For additional information concerning the process of determining compensation for the directors and executive officers of the Corporation, see "Report on Executive Compensation" and "Compensation of Directors", under "Statement of Executive Compensation" above.

In November 2006, the Board adopted a written Charter of the Compensation Committee, which was updated in July 2007. Generally, the Compensation Committee is responsible for establishing, administering and evaluating the compensation philosophy, policies and plans for non-employee directors and executive officers, and reviewing and making recommendations to the Board concerning director and executive compensation. In addition, the Compensation Committee is responsible for making recommendations to the Board with respect to the Chief Executive Officer's compensation and setting goals and objectives relevant to the Chief Executive Officer, reviewing peer group and other industry compensation data, reviewing and making recommendations to the Board in respect of equity-based and incentive compensation plans, overseeing the appointment, promotion, performance and compensation of the Corporation's non-executive officers, and evaluating the effectiveness of its Charter and recommending any necessary changes to the Board. A copy of the Compensation Committee's Charter is accessible on the Corporation's website at www.jaguarmining.com.

32

The Compensation Committee members' experience in leadership roles, their extensive knowledge of the mining industry and their mix of experience in operations, financial matters and corporate strategy provides the Compensation Committee with the collective skills, knowledge and experience necessary to effectively carry out its mandate. The following comprises a brief summary of each member’s direct experience that is relevant to his responsibilities in executive compensation and that contributes to the ability of the Compensation Committee to make decisions on the suitability of the Corporation’s compensation policies and practices.

Mr. Griffiths	•	Former Chief Executive Officer of various organizations including Mitel Networks Corporation
	•	Current member of the compensation committees of Russel Metals Inc., Fairfax Financial Holdings Limited, Novadaq Technologies Inc. and Vitran Corporation Inc.
	•	Former member of the compensation committees of Hub International Limited, ShawCor Ltd. and Calian Technology Ltd.
Mr. Andrews	•	Principal owner of Andrews PGM Consulting
	•	Current member of the compensation committees of Barplats Investments Limited and Rhodium Reefs Limited.
Mr. German	•	President of Old Saw Mill Investments Inc.
	•	Current member of the compensation committees of Nevsun Resources Ltd. and Neo Material Technologies Inc.
	•	Former member of the compensation committees of MagIndustries Corp.

Audit Committee

The Board adopted an Audit Committee Charter in May 2005, which was updated in July 2007. The Audit Committee is currently comprised of Messrs. Burns, Clausen, German and Griffiths, all of whom are independent. Mr. Burns is the Chairman of the Audit Committee. The Audit Committee assists the Board in fulfilling its oversight responsibilities by conducting reviews and discussions with management and the independent auditors relating to the audit and financial reporting; assessing the integrity of internal controls and financial reporting procedures of the Corporation and ensuring implementation of such controls and procedures; monitoring the quality and integrity of the Corporation's financial statements and other financial information; and selecting and monitoring the independence and performance of the Corporation's outside auditors. The Audit Committee is also responsible for overseeing the Corporation's whistleblower procedures and administering the whistleblower policy. As part of its role, the Audit Committee receives recommendations from management and the external auditor appointed by the Shareholders regarding the matters described in the preceding sentence, examines the recommendations and advises the Board concerning actions that should be taken.

33

Disclosure of information concerning the Audit Committee, as required by Form 52-110F1, is set forth in the Corporation's annual information form for the fiscal year ended December 31, 2011 under the sections entitled "Audit Committee", "Audit Fees", "Audit Related Fees", "Tax Fees" and "All Other Fees" under "Directors and Executive Officers", and a copy of the Charter of the Audit Committee is attached as an appendix thereto. A copy of the Charter is also accessible on the Corporation's website at www.jaguarmining.com. A copy of the Corporation's annual information form is available on SEDAR at www.sedar.com.

Corporate Governance Committee

In 2005, the Board established a Corporate Governance Committee for the purpose of advising and making recommendations to the Board concerning responsibilities relating to various corporate governance matters of the Corporation. In 2006, the Board hired Deloitte as independent consultants to provide advice with respect to, and to aid in the implementation of, corporate governance controls. After considering the recommendations of Deloitte, the Corporate Governance Committee made additional governance recommendations to the Board in 2007, including with respect to enhancing certain of the Corporation's internal controls, which measures were implemented. The members of the Corporate Governance Committee are Messrs. Clausen, Burns and Griffiths, all of whom are independent. Mr. Clausen is the Chairman of the Corporate Governance Committee.

In November 2006, the Corporate Governance Committee adopted a written Charter, which was updated in July 2007. Generally, the Corporate Governance Committee assists the Board in discharging its duties relating to the safeguarding of assets, develops, recommends and oversees the operation of adequate corporate governance systems in compliance with applicable laws, stock exchange rules and accounting standards, identifies individuals qualified to become Board members, and assists in the selection of director nominees. In addition, the Corporate Governance Committee is responsible for developing and administering director orientation and continuing education programs, reviewing the size and composition of the Board and its Committees and their functions and effectiveness, making recommendations to the Board with respect to fraud prevention policies, and recommending sound corporate governance practices on an ongoing basis. A copy of the Corporate Governance Committee's Charter is accessible on the Corporation's website at www.jaguarmining.com.

Health, Safety and Environmental Committee

The Board established a Health, Safety and Environmental Committee in 2005 for the purpose of reviewing, advising and making recommendations to the Board concerning the fulfillment of responsibilities relating to various human resources and environmental issues applicable to the Corporation. The members of the Health, Safety and Environmental Committee are Messrs. Andrews, German, Clausen and Rogério Fernandes, the Corporation's Chief Operating Officer. Mr. Andrews is the Chairman of the Health, Safety and Environmental Committee.

Assessments

In June 2008, the Corporate Governance Committee adopted an assessment process to determine the effectiveness of the Board, the committees of the Board, individual directors and the Chairman of the Board. The Corporate Governance Committee administered the process in 2008 and 2009 with the aid of external legal counsel.

▪ To facilitate the assessment process in 2009, the Corporate Governance Committee prepared a questionnaire that was sent to each of the directors in October 2009. The questionnaire included questions relating to the effectiveness and functioning of the Board and the committees of the Board, and the Directors were asked to respond to each question on both a quantitative basis (by assigning a score from 1 to 5) as well as a qualitative basis. The completed questionnaires were subsequently sent to external counsel who reviewed and summarized the responses for the Corporate Governance Committee.

34

▪ At a meeting of the Board held in December 2009, the Corporate Governance Committee presented the results of the assessment process to the entire Board. The directors discussed the results and accepted the recommendations of the Corporate Governance Committee. The Board intends to conduct a similar assessment towards the end of 2012.

ADDITIONAL INFORMATION

A copy of this Circular has been sent to each director of the Corporation, each Shareholder entitled to receive notice of, and to vote at, the Meeting and to the auditors of the Corporation. Additional information about the Corporation may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders may request copies of the Corporation's annual consolidated financial statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2011 by writing to the Corporate Secretary of the Corporation at 122 North Main Street, 2nd Floor, Concord, NH 03301 or e-mailing ir@jaguarmining.com. Financial information relating to the Corporation is included in the comparative audited consolidated financial statements for the most recently completed financial year ended December 31, 2011 and the Management's Discussion and Analysis related thereto contained in the Annual Report of the Corporation for the 12-month period ended December 31, 2011.

APPROVAL

The contents of this Circular and the sending thereof to the Shareholders, each director of the Corporation and its auditors have been approved by the Board of the Corporation.

DATED as of the 8th day of June, 2012.

GARY E. GERMAN Gary E. German Chairman of the Board of Directors

35

Exhibit A

JAGUAR MINING INC.

BOARD MANDATE

History of the Board Mandate

Adopted by the Board of Directors: November 7, 2006

Purpose of the Board

The directors are elected by the shareholders and are responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge this responsibility by reviewing, discussing and approving the Company's strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Company and the underlying value of the Company.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company must be paramount at all times.

Mandate

The Board discharges its responsibility for overseeing the management of the Company's business by delegating to the Company's senior officers the responsibility for day-to-day management of the Company. The Board discharges its responsibilities both directly and through its committees, the Audit Committee, the Corporate Governance Committee, the Compensation Committee, and the Health, Safety and Environmental Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. The Board's primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Company's strategic objectives. Other principal duties include, but are not limited to, the following categories:

A.	Appointment of Management

1.	The Board is responsible for approving the appointment of the Chief Executive Officer and the other officers of the Company and reviewing the performance of the executive officers. The Board responds to recommendations of the Compensation Committee concerning the compensation of the Chief Executive Officer and the other executive officers of the Company and approves their compensation.

2.	The Board from time to time delegates to senior management the authority to enter into transactions, such as financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business are reviewed by and are subject to the prior approval of the Board.

3.	The Board oversees that succession planning programs are in place, including programs to train and develop management. The Board is responsible for approving management's succession plans for the Chief Executive Officer and the other officers of the Company.

1

B.	Board Organization

1.	The Board will respond to recommendations received from the Corporate Governance Committee, but retains responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

2.	The Board may delegate to Board committees matters the Board is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, human resources, safety, environmental and other matters, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

C.	Strategic Planning

1.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission and goals of the Company.

2.	The Board is responsible for reviewing the business, financial and strategic plans by which it is proposed that the Company may reach those goals.

3.	The Board is responsible for providing input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

4.	The Board will consider alternate strategies in response to possible change of control transactions or take-over bids with a view to maximizing value for shareholders.

D.	Monitoring of Financial Performance and Other Financial Reporting Matters

1.	The Board is responsible for enhancing congruence between shareholder expectations, Company plans and management performance.

2.	The Board is responsible for:

(a)	adopting processes for monitoring the Company's progress toward its strategic and operational goals, and to revise its direction to management in light of changing circumstances affecting the Company; and

(b)	taking action when Company performance falls short of its goals, or when other special circumstances warrant.

3.	The Board is responsible for approving the annual audited financial statements, the interim financial statements, and the notes and Management's Discussion and Analysis accompanying such financial statements.

4.	The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company's governing statute, including the payment of dividends, the issuance, purchase and redemption of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

2

E.	Risk Management

The Board is responsible for the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to effectively monitor and manage those risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company's shareholders.

F.	Environmental Oversight

The Board is responsible for ensuring the implementation of appropriate environmental stewardship and health and safety management systems, that are sufficient within the terms and practices of the mining industry, to ensure compliance with applicable laws and Company policies.

G.	Policies and Procedures

1.	The Board is responsible for:

(a)	approving and monitoring compliance with all significant policies and procedures by which the Company is operated; and

(b)	approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations and in accordance with ethical and moral standards.

2.	The Board shall enforce its policy respecting confidential treatment of the Company's proprietary information and the confidentiality of Board deliberations.

H.	Communications and Reporting

1.	The Board has approved and will revise from time to time as circumstances warrant a Corporate Disclosure Policy to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the communities in which the business of the Company is conducted.

2.	The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

(b)	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(c)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

(d)	reporting annually to shareholders on its stewardship for the preceding year; and

(e)	overseeing the Company's implementation of systems to accommodate feedback from shareholders.

3

Any questions and requests for assistance may be directed to the

Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleshareholder.com

North American Toll Free Phone:

1-866-581-1479

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272